Filed by Alcentra Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Alcentra Capital Corporation

Alcentra Capital Corporation Announces Final Dividend Mechanics

New York, NY, January 28, 2020 (PRNewswire) -- Alcentra Capital Corporation (NASDAQ: ABDC) (“Alcentra Capital” or the “Company”) today announced that, due to the contingent nature of its final dividend, Nasdaq has informed the Company that stockholders who sell their shares of Alcentra Capital common stock until and through the close of trading on January 31, 2020 (the conditional dividend payment date) will also sell their entitlement to the final dividend to the respective purchasers of the shares.

As previously announced, payment of Alcentra Capital’s final dividend is contingent upon the consummation of the proposed merger (the “Merger”) with Crescent Capital BDC, Inc. (“Crescent BDC”) and will be paid on the closing date to the Company’s stockholders of record at the close of business on January 28, 2020 who continue to hold through the closing date, which is expected to occur on January 31, 2020.

Pursuant to the merger agreement with Crescent BDC and the other parties thereto, Alcentra Capital’s final dividend will reduce the cash consideration to be received by Alcentra Capital stockholders in the Merger on a dollar-for-dollar basis. The actual amount of the final dividend, which will comprise an amount necessary to distribute all of Alcentra Capital’s undistributed net ordinary income and capital gains from its 2019 taxable year through the anticipated closing date of the Merger, will be determined in connection with the closing of the Merger. The final dividend is necessary to preserve Alcentra Capital’s regulated investment company tax treatment.

Alcentra Capital’s dividend reinvestment plan (“DRIP”) will not apply to the final dividend. As a result, all participants under the DRIP will receive the final dividend in cash and not shares of Alcentra Capital common stock.

About Alcentra Capital Corporation

Alcentra Capital provides customized debt and equity financing solutions to middle-market companies, which Alcentra Capital generally defines as U.S. based companies having between $15.0 million and $75.0 million of EBITDA. Alcentra Capital’s investment objective is to provide attractive risk-adjusted returns by generating current income from its debt investments. Alcentra Capital seeks to partner with business owners, management teams and financial sponsors by providing customized financing for change of ownership transactions, recapitalizations, strategic acquisitions, business expansion and other growth initiatives.

Alcentra Capital, which is externally managed by Alcentra NY, LLC, is a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. In addition, for tax purposes, Alcentra Capital has elected to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving Crescent BDC and Alcentra Capital, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, Crescent Reincorporation Sub, Inc. (“Crescent Capital Maryland BDC”), a Maryland corporation and newly formed wholly owned subsidiary of Crescent BDC, Alcentra Capital and Crescent BDC have filed relevant materials with the Securities and Exchange Committee (the “SEC”), including the registration statement on N-14 (File No. 333-233995) (the “Registration Statement”) filed with the SEC by Crescent Capital Maryland BDC, which includes Crescent BDC’s and Alcentra Capital’s joint proxy statement on Schedule 14A (the “Joint Proxy Statement”). The Registration Statement and Joint Proxy Statement each contain important information about Alcentra Capital, Crescent BDC, the mergers and the other transactions (collectively, the “Transactions”) contemplated by that certain Agreement and Plan of Merger, dated as of August 12, 2019 (as amended on September 27, 2019, the “Merger Agreement”) with Crescent BDC, the Company and the other parties thereto, the Proposals and related matters. INVESTORS AND SECURITY HOLDERS OF CRESCENT BDC AND ALCENTRA CAPITAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALCENTRA CAPITAL, CRESCENT BDC, THE PROPOSED TRANSACTIONS, THE PROPOSALS AND RELATED MATTERS. Investors and security holders are able to obtain the Registration Statement, the Joint Proxy Statement and other documents filed with the SEC by Crescent Capital Maryland BDC, Alcentra Capital and Crescent BDC, free of charge, from the SEC’s web site at www.sec.gov and from either Alcentra Capital’s or Crescent BDC’s web sites at www.alcentracapital.com or at www.crescentbdc.com. Investors and security holders may also obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents filed with the SEC from Crescent BDC by contacting Crescent BDC’s Investor Relations Department at investor.relations@crescentcap.com, or from Alcentra Capital by contacting Alcentra Capital’s Investor Relations Department at investorrelationsbdc@alcentra.com.

Participants in the Solicitation

Alcentra Capital and Crescent BDC and their respective directors, executive officers, other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed Transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Alcentra Capital and Crescent BDC stockholders in connection with the proposed Transactions, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement and Registration Statement filed with the SEC. To the extent holdings of securities by any of Alcentra Capital’s or Crescent BDC’s directors or executive officers have changed since the amounts disclosed in the Joint Proxy Statement and Registration Statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC. These documents may be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed Transactions between Crescent BDC and Alcentra Capital pursuant to the Merger Agreement. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed Transactions; the ability of the parties to complete the proposed Transactions considering the various closing conditions; the expected benefits of the proposed Transactions such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company following completion of the proposed Transactions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed Transactions, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed Transactions, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of each of Crescent BDC and Alcentra Capital may not be obtained; (2) the risk that the Transactions contemplated by the Merger Agreement may not be completed in the time frame expected by Crescent BDC and Alcentra Capital or at all; (3) unexpected costs, charges or expenses resulting from the proposed Transactions; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed Transactions; (5) uncertainty with respect to the trading levels of shares of the combined company’s common stock on Nasdaq; (6) failure to realize the anticipated benefits of the proposed Transactions, including as a result of delay in completing the proposed Transactions or integrating the businesses of Crescent BDC and Alcentra Capital; (7) the ability of the combined company to implement its business strategy; (8) difficulties and delays in achieving synergies and cost savings of the combined company; (9) inability to retain and hire key personnel; (10) the occurrence of any event that could give rise to termination of the Merger Agreement; (11) the risk that stockholder litigation in connection with the proposed Transactions may affect the timing or occurrence of the contemplated Merger or result in significant costs of defense, indemnification and liability; (12) evolving legal, regulatory and tax regimes; (13) changes in laws or regulations or interpretations of current laws and regulations that would impact Crescent BDC’s classification as a business development company; and (14) changes in general economic and/or industry specific conditions. Some of these factors are enumerated in the filings Crescent Capital Maryland BDC, Crescent BDC and Alcentra Capital have made or will make with the SEC in connection with the proposed Transactions under the Merger Agreement, including the Registration Statement and the Joint Proxy Statement.

The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, none of Crescent Capital Maryland BDC, Crescent BDC and Alcentra Capital undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information or development, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.